 Q Search    Try Premium Free for 1 Month



Arielle M.

Head of Digital at C|T Group

Sydney, Australia

Connect   More...

C|T Group

 Arizona State University

 See contact info

 487 connections

---

Experience

Head Of Digital

C|T Group

Nov 2016 – Present · 2 yrs 6 mos
Sydney, Australia

I currently lead the digital department for Crosby Textor RSR in Australasia, a part of the C|T Group- an international leader in political strategies, research and advisory. In this role I focus on using data to build online coalitions around causes and achieve winning outcomes for clients around the world.



Director of E-Commerce

Marco Rubio for President

2016 · less than a year
Washington D.C. Metro Area

Responsible for all of the e-commerce efforts for Senator Marco Rubio's 2016 presidential campaign. Developed and implemented strategies for the campaign store, leading to revenue growth and securing media coverage for merchandise in places such as CNN, GQ, USA Today, MSNBC, and many others. Created the viral Ru(BAE)o t-shirt to target younger vot... See more



Senior Manager, Media Accounts

IMGE

2016 · less than a year
Washington D.C. Metro Area

I worked on political accounts and digital strategy for the company after living in Australia for 3 months on their behalf as an embedded consultant to the Liberal Party of Australia.

In Australia I worked as a staffer on the federal election, working closely with the Li... See more

Marketing Manager

Global Chamber

2014 – 2015 · 1 yr

Global Chamber is a startup whose platform engages leaders, companies and communities in successful cross-border commerce to accelerate the growth of global business, trade and investment. In this role I led marketing and product development including the buildout of software to connect members in 500 metro areas around the world and help them ... See more

Project Manager

Sitewire

 Q Search

scope.Spearheaded process improvements in task management, reporting, staffing & account profitability by implementing new project management & billing technologies and training on new processes.

Show 2 more experiences ⌄

Education

Arizona State University
Business & Sociology

Volunteer Experience

Co-Founder
Daddy Read a Book
Children

Skills & Endorsements

Social Media · 26

Endorsed by **5 of Arielle's colleagues at The Global Chamber**

Endorsed by **7 people who know Social Media**

Social Media Marketing · 20

Endorsed by **Amanda Valentino, who is highly skilled at this**

Endorsed by **5 of Arielle's colleagues at The Global Chamber**

Marketing Strategy · 14

Dakota Drake and 13 connections have given endorsements for this skill

Show more ⌄



 Q Search

